UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 3, 2021 (File 333-258395).

August 31, 2023 – Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) today announced that on August 30, 2023, it has received notice that Algonquin Power & Utilities Corp. (“Algonquin”) has appointed Mr. Ryan Farquhar to the Board of Directors of the Company pursuant to, among others, articles 72.3 and 72.5 of the Company's articles of association. Mr. Farquhar replaces Mr. George Trisic, who was appointed by Algonquin on October 9, 2020 and who has resigned from his position as director of the Company effective August 30, 2023.  The Company thanks Mr. Trisic for his dedication and commitment to the Company.

Mr. Farquhar is Senior Vice President, International Development at Algonquin.  Mr. Farquhar joined Algonquin in 2018 and has been responsible for oversight of international growth, including utility mergers and acquisitions.  He also leads solar and storage projects and asset recycling initiatives.  Mr. Farquhar has broad investing experience, ranging from infrastructure and energy projects to venture capital and private equity. Mr. Farquhar holds a Bachelor of Laws Degree from the University of Western Ontario. Additionally, he holds a Bachelor of Commerce (Hons.) from Queen’s University.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

Date: August 31, 2023

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